Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208315

REDWOOD MORTGAGE INVESTORS IX, LLC

SUPPLEMENT NO. 4

TO THE PROSPECTUS DATED MAY 8, 2017

This Supplement No. 4 supplements the prospectus dated May 8, 2017, as supplemented by Supplement No. 1 dated May 17, 2017, Supplement No. 2, dated August 14, 2017, and Supplement No. 3, dated November 13, 2017 (as so supplemented, the “May 2017 Prospectus”), and together with the May 2017 Prospectus forms a part of the registration statement on Form S-11 (Registration No. 333-208315) of Redwood Mortgage Investors IX, LLC relating to our offering of up to 120,000,000 units of limited liability company interests.

The purpose of this Supplement No. 4 is to update and supplement the May 2017 Prospectus with the information contained in our Current Report on Form 8-K, which we filed with the SEC on March 19, 2018 and is attached as Appendix A.

This Supplement No. 4 should be read in conjunction with the May 2017 Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the May 2017 Prospectus, including any amendments or supplements to it.

The date of this Supplement No. 4 is March 19, 2018.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 19, 2018

REDWOOD MORTGAGE INVESTORS IX, LLC

(Exact name of registrant as specified in its charter)

Delaware	000-55601	26-3541068
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

177 Bovet Road, Suite 520 San Mateo, CA	94402-3144
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (650) 365-5341

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

The information in Item 8.01 below is incorporated by reference herein.

Item 8.01.	Other Events.

On March 19, 2018, Redwood Mortgage Investors IX, LLC (“RMI IX” or “we”) communicated the following information to members:

Since RMI IX’s inception in 2009, Redwood Mortgage Corp. (“RMC” or “our manager”) has provided financial assistance, as discussed in our prospectus and prior Form 10-Q and Form 10-K filings. In its sole discretion RMC has provided financial assistance in the form of payment of RMI IX’s direct expenses and fee and cost-reimbursement waivers that RMC would otherwise be entitled to. This assistance has increased our financial performance and resulted in a 6.5% net distribution rate since our inception. Going forward, this assistance will be reduced. In addition, as described below, we will be implementing a change to our business going forward, consistent with the Ninth Amended and Restated Limited Liability Company Operating Agreement of RMI IX (the “Operating Agreement”).

First, commencing with the March 2018 distribution, we will reduce the net distribution rate to 6.0% from the previous 6.5% net distribution rate. Thus, an investor that received a $270.83 net distribution per month for a $50,000 investment will now receive a net distribution of $250.00 per month.

Second, commencing in April of 2018, we will pay our own direct expenses, which substantially consist of professional, legal, audit, and tax services. Due to the timing of when these expenses are incurred, the distribution rate could decrease once RMC ceases absorbing RMI IX’s direct expenses.

Third, by the fourth quarter of 2018, RMC intends to reduce fee waivers and initiate collecting reimbursable expenses so that by July 2019, we anticipate paying RMC the fees it is entitled to under the Operating Agreement and reimburse RMC for expenses that are attributable to us.

In addition, we, along with RMC are working with a nationally renowned professional services firm to commence selling loans, which we believe we will be able to sell at a premium (i.e. profit to par). Any gain on loan sales would generate additional revenue for us and may allow us to pay fees and expenses owed to RMC without further reducing the distribution rate. Potential additional revenue from premiums generated through loan sales would provide a buffer to the expenses we will absorb after RMC decreases and eventually ceases providing financial support. We cannot estimate the extent of loan sales we may achieve, in number or value, or if we will sell any loans at all. Depending on loan origination volumes, the timing and gains received from loan sales, and the effects of future interest rates negotiated with borrowers, our distribution rate will fluctuate and could decrease. Notwithstanding potential loan sales, we will attempt to, although we cannot guarantee, be fully invested in loans in the future.

RMC provides management and originates loans on our behalf and we must pay for these services provided. Increased revenue to RMC from us in the form of reduced expense absorption and waivers will help RMC to maintain strong ongoing management, repay the formation loan which was used to pay broker-dealers for their assistance in raising our capital and various organization and offering expenses, and will ensure RMC’s cash flow exceeds the carrying value of its intangible assets. These actions will assist RMC in maintaining a healthy financial condition, which is important for the success of our business.

We have experienced historically low interest rates for an extended period approaching ten years. Interest rate actions by the Federal Reserve Bank during the past 18 months have raised yields on the short-term interest rates, while the ten-year yield is lower than when RMI IX originated in 2009. Thus, short-term rates are rising and long-term rates have remained relatively flat. With the currently attractive interest rates being achieved by lenders on loans secured by real estate, significant competition for high quality, low loan-to-value loans has entered the market. This competition has, in general, held interest rates on the loans we are making relatively the same as prior to the Federal Reserve interest rate increases. As we make new loans, and if the interest rate charged borrowers can be increased, it will take time to raise the average loan portfolio interest rate.

Please also note that the audit of RMI IX’s financial statements for the fiscal year ended December 31, 2017 and RMC’s balance sheet at December 31, 2017 is currently ongoing. We encourage you to read these financial statements when they become available and all future financial information we file with the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

Certain statements in this Form 8-K which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding our expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements, which are based on various assumptions (some of which are beyond our control), may be identified by reference to a future period or periods or by use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” “likely,” “possible” or similar terms or variations on those terms or the negative of those terms. Forward-looking statements include statements regarding future distribution rates and the sale of loans.

These forward-looking statements are based on various assumptions, including the volume of loan sales and the timing and amount of our expenses, and our actual results may materially differ from what is projected by these forward-looking statements. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REDWOOD MORTGAGE INVESTORS IX, LLC

By: Redwood Mortgage Corp., Manager

By:	/s/ Michael R. Burwell
Name:	Michael R. Burwell
Title:	President, Secretary and Treasurer

Date: March 19, 2018